UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission File No. 001-34778

QEP RESOURCES, INC.
EMPLOYEE INVESTMENT PLAN

QEP Resources, Inc.
1050 17th Street, Suite 800
Denver, Colorado 80265

The following audited financial statements are enclosed with this report:

1.	Statements of Net Assets available for Plan Benefits as of December 31, 2018 and 2017.

2.	Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2018 and 2017.

3.
Financial statements and schedules prepared in accordance with the Employee Retirement Income Security Act of 1974 for the fiscal year ended December 31, 2018, are attached as a supplemental schedule to this Form 11-K.

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

AUDITED FINANCIAL STATEMENTS
Statements of Net Assets Available for Plan Benefits as of December 31, 2018 and 2017	2
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2018 and 2017	3
Notes Accompanying the Financial Statements	4

SUPPLEMENTAL SCHEDULE
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018	10

SIGNATURE	11

EXHIBIT INDEX
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
QEP Resources, Inc. Employee Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the QEP Resources, Inc. Employee Investment Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedure to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements of the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Causey Demgen & Moore P.C.
Causey Demgen & Moore P.C.

We have served as the Plan’s auditor since 2011.

Denver, Colorado
June 14, 2019

QEP RESOURCES, INC. EMPLOYEE INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
Assets	2018	2017
Investments at fair value:
Cash and cash equivalents	$330,510	$462,749
QEP common stock	4,412,582	8,472,354
Registered investment companies	88,266,082	102,985,786
Common collective trust	9,621,434	7,916,627
Total investments	102,630,608	119,837,516
Notes receivable from participants	1,406,522	1,760,274
Other receivables	43,412	9,915
Net assets available for plan benefits	$104,080,542	$121,607,705

See Notes accompanying the Financial Statements.

QEP RESOURCES, INC. EMPLOYEE INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years Ended December 31,
	2018	2017
Additions to net assets attributed to:
Investment income:
Net realized and unrealized appreciation (depreciation) in fair value of investments	$(15,483,456)	$5,347,244
Dividends and interest	6,752,763	4,629,444
Total investment income (loss)	(8,730,693)	9,976,688

Interest income on notes receivable from participants	73,318	69,294

Contributions:
Employer match, net of forfeitures applied	5,910,463	6,249,327
Participants	7,076,435	7,285,111
Rollover	624,396	1,749,849
Total contributions	13,611,294	15,284,287
Total additions	4,953,919	25,330,269

Deduction from net assets attributed to:
Distributions	(22,528,226)	(12,905,587)
Administrative fees	47,144	39,541
Total deductions	(22,481,082)	(12,866,046)

Net change in net assets	(17,527,163)	12,464,223

Net assets available for plan benefits at beginning of year	121,607,705	109,143,482

Net assets available for plan benefits at end of year	$104,080,542	$121,607,705

See Notes accompanying the Financial Statements.

QEP RESOURCES, INC. EMPLOYEE INVESTMENT PLAN
NOTES ACCOMPANYING THE FINANCIAL STATEMENTS

Note 1 – Plan Description

The following description of the QEP Resources, Inc. Employee Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan for eligible employees of QEP Resources, Inc. (QEP or the Company) and certain subsidiaries. The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the Code) and of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also qualifies as an employee stock ownership plan as defined in Section 4975(e)(7) of the Code. Fidelity Management Trust Company (Fidelity) is the record keeper and trustee for the Plan.

In June 2015, the Company amended the QEP Resources, Inc. Retirement Plan (the Pension Plan) to freeze the Pension Plan effective January 1, 2016. As a result, the Plan was amended in June 2015 to allow the Company to make discretionary contributions (Company Transition Credits) to eligible participants. Eligible participants are certain participants who were active participants in the Pension Plan on December 31, 2015.

Eligibility and contributions

There is no service period requirement for an employee of a participating employer to participate in the Plan. Participants can make both pre-tax and Roth after-tax contributions. During the years ended December 31, 2018 and 2017, new employees were automatically enrolled at a 4% pre-tax contribution rate until the employee elected to change the contribution rate or elected not to participate. Employees can contribute up to the 401(k) maximum combined pre-tax and Roth limit, plus any catch-up contribution, if they are eligible. The 401(k) maximum combined pre-tax and Roth contribution limit was $18,500 for 2018 and $18,000 for 2017. The catch-up maximum contribution limit for participants who turned age 50 or older during the Plan year was $6,000 for both 2018 and 2017.

The Company makes contributions that match employee contributions that are determined in two ways. Participants who did not accrue any benefit at any time during the Plan year under the Company's Supplemental Retirement Plan received an employer matching contribution equal to 100% of the participant's contributions up to 8% of their eligible compensation for the years ended December 31, 2018 and 2017. Participants who did accrue benefits under the Company's Supplemental Retirement Plan received an employer matching contribution equal to 100% of a participant's contribution up to 6% of their eligible compensation for the years ended December 31, 2018 and 2017.

The Company may, at its sole discretion, also make a discretionary contribution that is not a matching contribution to participants who do not accrue any benefit at any time during the Plan year under the Company's Supplemental Retirement Plan or Pension Plan.

Furthermore, the Company shall make Company Transition Credit contributions for certain non-highly compensated employees who were active participants in the Company's Retirement Plan on December 31, 2015, and who are employed on the last day of the plan year when the Company Transition Credits are made. For the years ended December 31, 2018 and 2017, Company Transition Credits of $136,191 and $215,129, respectively, were made by the Company.

Participants may direct the investment of their contributions and employer matching contributions to any of the funds available in the Plan, or if not so directed, the employee contributions or the employer matching contributions are invested in the Investment Fund designated by the Investment Committee as the default investment fund. Some of the individual funds charge redemption fees to individual participants in order to recover the costs associated with short-term investor trading. Some funds have introduced purchase-blocking policies when a participant transfers or realigns out of the particular fund. A purchase-blocking policy requires the participant to wait a specified number of days before transferring or realigning back into the same fund. If employees do not make an investment election, the default investment option for the Plan is the T. Rowe Price Retirement fund that has the target retirement date closest to the year a participant might retire assuming a retirement age of 65.

Notes receivable from participants

Plan participants are allowed two outstanding loans, one to purchase or build a principal residence and one for general purposes. Loans transferred to this Plan from the Questar Plan count against the loan limits. Loan applications are processed every business day and participants are charged a loan processing fee of $50 per loan, paid from the loan proceeds. Plan participants are assessed a $25 annual fee on all outstanding loans, which is billed on a quarterly basis. Plan participants may borrow up to 50% of the value of their vested account balance, not to exceed $50,000, with a minimum loan amount of $1,000. Outstanding loans in the prior 12 months reduce a participant's loan capacity. Roth after-tax contributions are included in the calculation of the vested account balances and are available for loans. The interest rate is fixed for the life of the loan at the prime rate plus one percent, and is set at the time the loan is made. Participants can elect loan repayment terms up to five years, or ten years if the loan is to purchase or build a principal residence, and repayment is made by payroll deduction. Upon termination of employment, a participant can either elect to repay the loan or treat the remaining loan balance as a taxable distribution.

Payment of plan benefits and withdrawals

Upon retirement, death, resignation, or other termination, a Plan participant's vested account balance becomes distributable as a lump sum. Plan participants may elect to directly roll over eligible Plan distributions into individual retirement accounts or other qualified plans. Distributions are made in cash from the investment funds, if the participant so elects, and in whole shares of QEP common stock. Fractional shares are paid in cash. If a participant whose account balance is $1,000 or less fails to make a distribution election, the account balance will be distributed to the participant as soon as possible, but not earlier than 60 days after the date on which such participant is advised of the termination election choices. If a participant whose account balance is greater than $1,000 and $5,000 or less fails to make a distribution election, the account balance will be converted to cash and rolled over to an Individual Retirement Account set up for the participant. If the account balance is greater than $5,000, the participant may elect to leave the account balance in the Plan until April 1 of the calendar year after the participant reaches age 70 ½, at which point a minimum required distribution must be made. If the participant dies prior to a distribution without a designated beneficiary, the account balance will be distributed by December 31 of the calendar year containing the fifth anniversary of the participant's death. Furthermore, if the beneficiary is the participant's surviving spouse, the beneficiary may elect to delay the distribution until the participant would have attained age 70 ½.

A participant may also elect hardship withdrawals on pre-tax contributions, as defined in the Plan, in certain cases of financial need after all loan capacity has been exhausted. The Plan document explains the rules for withdrawing shares of QEP common stock and funds from participants' accounts, including distributions upon termination of employment, disability or death.

After-tax withdrawals
If a participant has an after-tax balance (based on contributions to the Questar Plan which were transferred to this Plan), the participant may withdraw the balance of that account for any reason.

Age 59 ½ withdrawals
Employees who are at least 59 ½ can also take a withdrawal of pre-tax contributions and earnings attributable to such contributions for any reason. However, any Roth after-tax contributions and earnings cannot be taken under this provision.

Vesting

Participants are fully vested in all shares and funds purchased with their employee contributions and earnings thereon. Employees must attain age 65 or have one year of service, as defined in the Plan, before any employer contributions are vested. Forfeited balances of terminated participants' non-vested accounts are first used to restore a missing individual's accounts if such individual makes a claim or used to restore the accounts of a participant who is rehired who previously forfeited his account if certain conditions are met. Thereafter, forfeitures are used to offset future employer contributions. Forfeitures during the years ended December 31, 2018 and 2017, were $4,900 and $16,420, respectively. No amendment to, or termination of, the Plan can reduce employees' interests in their accounts as of the date of the amendment or termination.

Fees

Legal, accounting, certain administrative expenses and a portion of the trustee fees are paid by QEP. Participants are required to pay some administrative fees directly including loan processing fees and outstanding loan fees, redemption fees, commissions, common collective trust fund management fees and administrative fees included in the net asset valuations for the registered investment companies. The Plan calculates quarterly revenue credits for participants based on the Plan's average quarterly balances held by participants invested in eligible funds. Revenue credits are allocated back to participants' accounts on a pro-rata basis approximately three weeks after quarter-end. For the year ended December 31, 2018, total administrative fees and revenue credits netted to a credit of $47,144, which consisted of $114,745 in revenue credits and $67,601 in administrative fees paid by participants. For the year ended December 31, 2017, total administrative fees and revenue credits netted to a credit of $39,541, which consisted of $96,864 in revenue credits and $57,323 in administrative fees paid by participants.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The Financial Statements have been prepared in conformity with Generally Accepted Accounting Principles (GAAP) in the United States on an accrual basis of accounting.

Use of Estimates

The preparation of Financial Statements and Notes in conformity with GAAP requires the Plan administrator to formulate estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. See Note 5 – Fair Value Measurements for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Dividends

QEP suspended the payment of dividends in February 2016. If QEP reinstates dividends, Plan participants can elect to receive cash dividends paid on shares of QEP common stock held in their accounts. If no election is made, dividends are reinvested to purchase additional shares of QEP common stock. Reinvested dividend-shares are purchased at market value or are recorded as cash in the participant accounts. Any shares purchased with dividends vest immediately, even if the participant does not yet have a vested right to the underlying shares.

Distributions

Distributions are recorded at closing market prices on the distribution date. Differences between cost and current value at the time of distribution are included in the financial statements as realized gains or losses.

Note 3 – Income Tax Status

The Plan received a favorable determination letter dated August 7, 2017, from the Internal Revenue Service (IRS) as to the qualified status of the Plan, and the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Accordingly, the Financial Statements contain no provision for a tax liability.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the Financial Statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 4 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to numerous risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Note 5 – Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1:     Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:     Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted market prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:     Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.

Investments in QEP common stock: Investments in QEP are valued at published market prices per share.

Cash and cash equivalents and investments in registered investment companies: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Investments in common collective trust: Valued at NAV of units of a bank collective trust held by the Plan at year-end. The NAV is based on the fair value of the underlying investments held by the fund. Participant transactions (issuances and redemptions) may occur daily.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2018 and 2017:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Common stock funds
QEP Stock Fund	$4,412,582	$—	$—	$4,412,582
Cash and cash equivalents	330,510	—	—	330,510
Registered investment companies	88,266,082			88,266,082
Total assets in the fair value hierarchy	93,009,174	—	—	93,009,174
Investments measured at net asset value (1)	—	—	—	9,621,434
Investments at fair value	$93,009,174	$—	$—	$102,630,608

	December 31, 2017
Common stock funds
QEP Stock Fund	$8,472,354	$—	$—	$8,472,354
Cash and cash equivalents	462,749	—	—	462,749
Registered investment companies	102,985,786	—	—	102,985,786
Total assets in the fair value hierarchy	111,920,889	—	—	111,920,889
Investments measured at net asset value (1)	—	—	—	7,916,627
Investments at fair value	$111,920,889	$—	$—	$119,837,516
_______________________

(1)
In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Plan Benefits.

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2018 and 2017, respectively.

Instrument	Fair Value	Unfunded Commitments	Redemption frequency	Redemption notice period
December 31, 2018
Collective Trust	$9,621,434	N/A	Daily	12 months(1)

December 31, 2017
Collective Trust	$7,916,627	N/A	Daily	12 months(1)
_______________________

(1)
Qualified Plan participant initiated withdrawals are honored at any time without penalty, regardless of their frequency or amount unless payments are delayed to all unitholders. Any Plan sponsor initiated withdrawal from the fund requires a 12-month written notice of the intent to withdraw assets from the fund.

Note 6 – Exempt Party-in-Interest Transactions

The Plan allows for investment in QEP common stock. QEP is the Plan sponsor; therefore, transactions in QEP common stock qualify as party-in-interest transactions. During the years ended December 31, 2018 and 2017, the Plan did not receive dividends on shares of QEP common stock due to the suspension of quarterly dividends by QEP's Board of Directors. During the years ended December 31, 2018 and 2017, there were no purchases or in-kind contributions of QEP common stock. During the years ended December 31, 2018 and 2017, transactions involving contributions and distributions of QEP common stock netted to a distribution of $780,423 and a contribution of $443,951, respectively.

Certain Plan investments are in funds managed by Fidelity, which was the trustee of the Plan during the years ended December 31, 2018 and 2017. Because the Plan pays certain fees to this party, these transactions qualify as party-in-interest transactions.

Note 7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce or discontinue its employer contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

QEP Resources, Inc. Employee Investment Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018
EIN # 87-0287750; Plan Number 002

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost	(e) Current value at December 31, 2018
	Company common stock:
*	QEP Resources, Inc.	QEP Stock Fund	**	$4,412,582
	Cash and cash equivalents and registered investment companies:
	American Funds	EuroPacific Growth R6	**	3,468,381
	American Beacon	Small Cap Value Fund	**	1,254,066
*	Fidelity	Capital & Income Fund	**	2,251,395
*	Fidelity	Extended Market Index Fund	**	883,467
*	Fidelity	Government Money Market	**	330,510
*	Fidelity	US Bond Index	**	199,189
*	Fidelity	500 Index	**	9,190,582
*	Fidelity	Fidelity International Index	**	249,607
	Janus	Triton I Fund	**	4,642,157
	JP Morgan	Large Cap Growth R6	**	5,999,204
	JP Morgan	Mid Cap Value Fund	**	2,565,324
	MFS	Value R6 Fund	**	3,864,761
	Oppenheimer	Developing Market I	**	571,167
	PIMCO	Income Institutional	**	676,147
	Prudential	Total Return Bond Fund Z	**	2,863,952
	T. Rowe Price	Mid Cap Growth Fund	**	5,888,984
	T. Rowe Price	Retirement Balanced	**	396,582
	T. Rowe Price	Retirement 2010	**	375,007
	T. Rowe Price	Retirement 2015	**	488,527
	T. Rowe Price	Retirement 2020	**	4,793,871
	T. Rowe Price	Retirement 2025	**	6,878,088
	T. Rowe Price	Retirement 2030	**	4,638,061
	T. Rowe Price	Retirement 2035	**	4,075,265
	T. Rowe Price	Retirement 2040	**	5,313,346
	T. Rowe Price	Retirement 2045	**	5,756,932
	T. Rowe Price	Retirement 2050	**	6,069,639
	T. Rowe Price	Retirement 2055	**	2,620,527
	T. Rowe Price	Retirement 2060	**	373,323
	Vanguard	REIT Index Institutional Fund	**	1,918,531
	Common/collective trust:
	Wells Fargo	Stable Return Fund C	**	9,621,434
*	Notes receivable from participants	Interest rates from 4.25% to 6.25%, various maturity dates	—	1,406,522
				$104,037,130
*	Indicates party-in-interest to the Plan.
**	Investments are participant-directed, therefore, cost information is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QEP RESOURCES, INC.
EMPLOYEE BENEFITS COMMITTEE

June 14, 2019	/s/ Richard J. Doleshek
Richard J. Doleshek
Executive Vice President and Chief Financial Officer